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Exhibit B-3

                                                              Exhibit 99(a)(13)

                         ATLANTIC CITY ELECTRIC COMPANY

                                 October 2, 1998

                                AN URGENT REQUEST


Dear Shareholder:

         You should have previously received tender offer materials in connection with the tender offer made by Conectiv for your shares in Atlantic City Electric Company ("ACE"). This offer is scheduled to expire on October 14, 1998.

         Even if you do not intend to tender your shares in the offer, please vote your proxy today! According to our latest records, neither your tender nor your proxy vote for the October 14, 1998 meeting has been received. Regardless of the number of shares you may own, it is important that they be represented in order to approve the proposed amendment to ACE's charter.

         REMEMBER, IF YOU DO NOT TENDER YOUR SHARES, YOU ARE ELIGIBLE TO RECEIVE A SPECIAL CASH PAYMENT OF $1.00 PER SHARE IF YOU VOTE IN FAVOR OF THE PROPOSED CHARTER AMENDMENT AND IT PASSES. BUT TIME IS SHORT! YOUR TENDER OR VOTE MUST BE RECEIVED BY THE DEPOSITARY, THE BANK OF NEW YORK, ON OR PRIOR TO OCTOBER 14, 1998.

         Enclosed for your convenience is an additional Letter of Transmittal and Proxy for each series of preferred stock of ACE subject to the offer, of which you own shares, and a return envelope addressed to The Bank of New York. If you have any questions or require additional materials, please call our Information Agent, D. F. King & Co., Inc. toll-free at (800) 431-9629. Thank you in advance for your support.

                              PLEASE RESPOND TODAY

                        YOUR PARTICIPATION IS IMPORTANT!